FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 12a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                                November 9, 2000

                           Commission File No. 0-26498

                             NUR MACROPRINTERS LTD.
             (Exact Name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                              5 David Navon Street
                                Moshav Magshimim
                                  56910 Israel
                    (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X     Form  40-F
          -----        -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No   X
-----            -----



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


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      Attached hereto and incorporated by reference herein is a press release of the registrant dated November 9, 2000.

NUR Macroprinters Ltd. Reports 14th Consecutive Record Quarter in Revenues and Record Net Profits before one time Salsa Digital acquisition related costs

Record Third Quarter Revenues of $36.6 million and record adjusted earnings (before one time Salsa Digital acquisition related costs) of $3.66 million or $0.24 per share on a fully diluted basis

Magshimim, Israel, November 9, 2000 - NUR Macroprinters Ltd. (NASDAQ: NURM), a leading manufacturer and marketer of wide and superwide format digital inkjet printers and consumables, today announced record revenues and record profits before one time Salsa Digital acquisition related costs for the third quarter ended September 30, 2000. This marks the fourteenth consecutive quarter of record revenues and earnings growth for the company.

The adjusted earnings excludes the one time effect of Salsa Digital acquisition related costs amounting to $4.9 million, comprising of $4.3 million for write-off of in-process R&D and $0.6 million for other acquisition related costs.

Revenues for the third quarter of 2000 increased 143% to $36.60 million, compared to $15.08 million for the same quarter last year. Gross profit increased 142% to $17.30 million versus $7.14 million for the comparable period last year. Total operating expenses increased 169% to $12.17 million in the third quarter of 2000 from $4.53 million in the third quarter of 1999, due primarily to a 150% and 205% increase in research and development expenses and selling expenses, respectively. Net income before the one time Salsa Digital acquisition related costs of $4.9 million and after intangibles amortization cost of $0.73 million and interest expenses of approximately $0.45 million, both related to the Salsa Digital acquisition, increased by 75% to $3.66 million from $2.09 million for the comparable period last year. The $0.73 cost of intangibles amortization, reducing the net income to $3.36 million, is an expected recurring quarterly expense for an average of six years, resulting from the Salsa Digital Acquisition. Earnings per share (excluding one time Salsa Digital acquisition related costs) increased by 42% to $0.24 per share on a fully diluted basis, as compared to $0.16 per share for the comparable period last year. Taking into account the one time Salsa Digital acquisition related costs the company reported a net loss of $1.24 and loss per share of $0.08 on a fully diluted basis.

Revenues for the nine months ended September 30, 2000 were $82.23 million, an increase of 105%, compared to $40.14 million for the same period the previous year. Gross profit increased to $39.37 million from $19.75 million for the same period last year, an increase of 99%. Excluding M. NUR Marketing & Communication GmbH`s results from the nine months ended September 30, 1999 period (an operation that was sold during the third quarter of 1999), revenues increased 118% from $37.68 million for the same period the previous year and gross profit increased 111% from $18.63 million for the same period last year.


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Net income,  before one time Salsa Digital  acquisition  related costs and after intangibles amortization cost and interest expenses related to the acquisition, was $9.33, or $0.64 per share on a fully diluted basis, for the nine months ended September 30, 2000 compared to $4.83 million or $0.39 per share for the comparable period last year. Taking into account the one time Salsa Digital acquisition related costs the company reported net income of $4.43 and earning per share of $0.31 on a fully diluted basis.

 NUR Macroprinters' third quarter financial results include the financial results of Salsa Digital (formerly known as Signtech Ltd. of San Antonio, Texas). The following are highlights of pro forma results (in thousands of US $) assuming the merger took place on July 1st, 1999 and excluding the one time acquisition costs:

                                    PRO FORMA

                               (In thousands US$)

                     Three months ended        Nine months ended
                     Sept. 30  Sept. 30        Sept. 30  Sept. 30
                     2000       1999            2000      1999
                     ----       ----            ----      ----


Revenues             36,602     23,814          99,727   64,472


Operating income      4,410      1,679          10,290    3,713


Net income           3,658       1,125           8,554    2,550

"We are very pleased with the financial results for the third quarter of 2000, commented Erez Shachar, President and CEO of NUR Macroprinters Ltd. "The quarter was again, by far, the best in NUR Macroprinters' history. It has been a quarter full of achievements including the closing of the Salsa Digital acquisition, the completion of a $10 million private placement, and most importantly, the full integration and unification of the NUR and Salsa organizations, including the sales and marketing and customer support staffs. "In addition, we plan to retain and leverage the strengths of the two R&D and manufacturing locations; our operations in Israel will continue to focus on high-end, high productivity products, while the former Salsa R&D and manufacturing operation in San Antonio, TX will continue to be involved with lower cost machines that are manufactured in high volume."

Mr. Shachar further commented "The Company has continued its aggressive growth during the quarter. For the first time in the company's history sales of wide format digital printers were higher then those of super wide."

NUR Macroprinters results include for the first time the results of the integrated Salsa Digital, said Hilel Kremer, VP Finance & CFO. Mr. Kremer continued; "Starting already in the first quarter of integration, the company's earning per share before one time acquisition costs, but


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

including intangibles amortization cost and interest expense, were accretive at $0.24 compared with $0.22 last quarter".

About NUR Macroprinters Ltd.

NUR Macroprinters (Nasdaq: NURM) is a global market leader in wide and superwide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR's comprehensive line of digital printers and consumables addresses the complete range of wide and superwide format digital printing requirements. NUR's fully digital printing solutions help customers in more than 50 countries worldwide deliver the high quality and fast turnaround they need to meet their customers' wide ranging printing requirements.

CERTAIN STATEMENTS MADE HEREIN THAT USE THE WORDS "ESTIMATE," "PROJECT," "INTEND," "EXPECT," "BELIEVE" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF NUR MACROPRINTERS LTD. TO BE MATERIALLY DIFFERENT FROM THOSE WHICH MAY BE EXPRESSED OR IMPLIED BY SUCH STATEMENTS, INCLUDING, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC AND BUSINESS CONDITIONS AND SPECIFICALLY, DECLINE IN DEMAND FOR NUR MACROPRINTERS LTD.'S PRODUCTS, INABILITY TO TIMELY DEVELOP AND INTRODUCE NEW TECHNOLOGIES, PRODUCTS AND APPLICATIONS AND LOSS OF MARKET SHARE AND PRESSURE ON PRICES RESULTING FROM COMPETITION. FOR ADDITIONAL INFORMATION REGARDING THESE AND OTHER RISKS AND UNCERTAINTIES ASSOCIATED WITH THE COMPANY'S BUSINESS, REFERENCE IS MADE TO NUR MACROPRINTERS LTD.'S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                      ###


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          NUR MACROPRINTERS LTD.



Date: November 9, 2000                    By:  /s/ Erez Shachar
                                               -------------------
                                          Name:  Erez Shachar
                                          Title:  Chief Executive Officer